VIRALYTICS LTD

ONCOLYTIC VIRUSES

26 April 2007

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
U.S.A.

Attention: Mr. Elliot Staffin

Re: ~~Viralytics~~ Qairon Limited
12g3-2(b) Information
File No. 82-34945

Dear Mr. Staffin

Enclosed please find information that Viralytics Limited is required to furnish to the Securities and Exchange Commission pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended.

The attached documents are being furnished with the understanding that:

- they will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act; and

- neither this letter nor the furnishing of such documents shall constitute an admission for any purpose that Viralytics Limited is subject to the Securities Exchange Act.

If you have any questions or comments, please call the undersigned on telephone 61 2 9499 3200.

Bryan Dulhunty
Executive Chairman

dw 5/8

Viralytics Ltd ABN 12 010 657 351
www.viralytics.com
t +61 2 9499 3200 f +61 2 9499 3300
8/33 Ryde Road Pymble NSW 2113
Australia

VIRALYTICS LTD
ONCOLYTIC VIRUSES
A NEW HOPE FOR CANCER TREATMENT

ASX Release
Date 26 April 2007

Subject: International Research Collaboration in Human Brain Cancer and award of an NHMRC Industry Fellowship grant.

Viralytics is pleased to announce the initiation of a joint international research collaboration with a leading North American Neurosurgeon, Professor Abhijit Guha MSc, MD, FRCS(C), FACS as well as receipt of an National Health and Medical Research Council (NHMRC) Industry Fellowship grant of $369,000 by one of Viralytics's researchers, Dr Gough Au to undertake research in this project.

The international research collaboration will investigate the oncolytic action of CAVATAK™, on human brain cancers most commonly referred to as glioblastomas. It will include assessing the capacity of three of Viralytics' Oncolytic viruses including CAVATAK™, to target and destroy cancerous cells extracted from surgically removed human glioblastomas, as well as testing in sophisticated animal models of Glioblastoma.

"The use of Oncolytic Viruses, as potential anti-cancer agents against glioblastomas, is an attractive approach. I am hopeful, that the exciting pre-clinical oncolytic activity of CAVATAK™, currently observed in a number of different cancer cell lines may extend into anti-cancer activity in glioblastomas" said Professor Guha.

Dr. Guha is Professor of Neurosurgery at the University of Toronto, and practices at the Toronto Western Hospital, part of the University Health Network in Toronto, Canada. He is Co-Director and Senior Scientist at the Arthur and Sonia Labatt Brain Tumour Research Center, at the Hospital for Sick Children in Toronto. Further, Professor Guha is President of the Society for Neuro-Oncology in the USA, a multidisciplinary organization dedicated to promoting advances in neuro-oncology through research and education.

Malignant Gliomas are the most common tumours of the central nervous system, and often respond poorly to surgery, radiotherapy and chemotherapy. The disease is often fatal, usually within 1-2 years of the onset of symptoms, despite conventional therapy. The USA based National Cancer Institute estimates 20,000 new cases of cancer of the nervous system will be diagnosed in the USA 2007, with over 12,000 deaths predicted in 2007 from this form of cancer.

Bryan Dulhunty
Chairman and Chief Executive

About the Arthur and Sonia Labatt Brain Tumor Research Center. Established in 1997 in Toronto, Canada. The Center fosters excellence in brain tumour research, by amalgamating the expertise of scientists, clinician investigators, and physicians in a stimulating research environment allowing scientists to share ideas, resources and equipment in an atmosphere conducive to achieving excellence in molecular neuro-oncology research, scientific publications, and translational research. For more information about the Center the following link is provided.

8/33 Ryde Road, Pymble NSW 2073 Australia
PO Box 1045, Pymble Business Centre, Pymble NSW 2073 Australia
P 61 2 9499 3200 F 61 2 9499 3300
E viralytics@viralytics.com W www.viralytics.com
VIRALYTICS LTD ABN 12 010 657 351

http://www.sickkids.on.ca/BTRC/default.asp

About Viralytics Ltd. Viralytics is listed on the Australian Stock Exchange (ASX code: VLA), Viralytics ADR trades under VRACY on the OTC market in the USA. Viralytics' principal asset is the intellectual property relating to CAVATAK™, an Oncolytic Virus technology. CAVATAK™ is the trade name for Viralytics' proprietary formulation of the Coxsackievirus Type A21 (CVA21). CVA21 is a human virus that occurs naturally in the community. CVA21 attaches to the outside of a cell, using a specific 'receptor' on the cell's surface (like a key fitting a lock). CVA21 uses two receptors to infect cells, intercellular adhesion molecule-1 (ICAM-1) and/or decay accelerating factor (DAF). Both of these receptor proteins have been demonstrated to be highly expressed on multiple cancer types, including: melanoma, prostate cancer, breast cancer, multiple myeloma and others.

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